SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

1.	THIRD QUARTER 2016 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

14.	FUTURE ACCOUNTING CHANGES

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

SILVER STANDARD RESOURCES INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016

This Management's Discussion and Analysis ("MD&A") is intended to supplement the unaudited condensed consolidated interim financial statements of Silver Standard Resources Inc. ("we", "us", "our" or "Silver Standard") for the three and nine months ended September 30, 2016, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting.

All figures are expressed in U.S. dollars except where otherwise indicated. References to C$ refer to Canadian dollars.
This MD&A has been prepared as of November 8, 2016, and should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2016.

Additional information, including our Annual Information Form and Annual Report on Form 40-F for the year ended December 31, 2015, is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in section 16 herein. We use certain non-GAAP and additional GAAP financial measures in this MD&A; for a description of each of these measures, please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12 of this MD&A.

1.THIRD QUARTER 2016 HIGHLIGHTS

▪	Strong financial performance: Achieved record quarterly revenue of $143.4 million, net income of $38.0 million or $0.32 per share and adjusted net income of $37.2 million or $0.31 per share.

▪	Increased cash balance: Quarter-end balance increased by $44.9 million to $277.5 million. Cash generated by operating activities totaled $53.1 million.

▪	Demonstrated scale and margin from three operations: Record quarterly production of 112,559 gold equivalent ounces at cash costs of $618 per equivalent gold ounce sold.

▪
Lowered cash costs guidance at Marigold: Reported cash costs of $636 per payable ounce of gold sold, 4% lower compared to the previous quarter, and reduced cash costs guidance to between $640 and $680 per payable ounce of gold sold. Produced 47,456 ounces of gold, on track to meet annual guidance.

▪	Strong production at Seabee: Produced 20,142 ounces of gold at cash costs of $661 per payable ounce of gold sold.

▪
Improved production and cash costs guidance at Pirquitas: Produced a record 3.0 million ounces of silver, 21% higher than the second quarter of 2016, at record low cash costs of $8.48 per payable ounce of silver sold. Increased production guidance to between 9.5 and 10.5 million ounces of silver and decreased cash costs guidance to between $9.00 and $9.50 per payable ounce of silver sold.

▪	Favorable resolution of tax dispute with Canada Revenue Agency: Settled in our favor the tax dispute with the CRA which resulted in the repayment of our deposit of $18.2 million plus accrued interest.

▪
Realized value through project portfolio: Subsequent to quarter end, completed the sale of our Parral properties in Mexico and our Diablillos and M-18 projects in Argentina, for future cash installments and shares valued at approximately $20 million.

2.	OUTLOOK

This section of the MD&A provides management's production and cost estimates. See "Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates" in section 16 of this MD&A.
We completed the acquisition of Claude Resources Inc. ("Claude Resources"), which owned the Seabee Gold Operation in northern Saskatchewan, Canada, on May 31, 2016. The operation has been in continuous production since 1991 and consists of two operating mines (the Seabee mine and Santoy mine complex), a central milling facility, camp facilities and important regional exploration targets. We also acquired the 40,400 hectare Amisk gold project in northeastern Saskatchewan.

With strong operating performance through the third quarter of 2016 combined with our outlook for the fourth quarter, we are able to improve certain guidance metrics.

At the Marigold mine, for the third time this year, annual cash costs guidance is being reduced to between $640 and $680 per payable ounce of gold sold from previous guidance of between $650 and $700 per payable ounce of gold sold reflecting continued lower diesel prices and the overcall of mined ounces from the Mackay open pit. Production, capital and capitalized stripping guidance at Marigold remain unchanged.

Annual silver production guidance for the Pirquitas mine has been revised upward for the second time this year to between 9.5 and 10.5 million ounces from previous guidance of between 9.0 and 10.0 million ounces, due to additional ore tonnes being mined from the lower benches of the San Miguel open pit. Additionally, for the third time this year, cash costs guidance is being reduced to between $9.00 and $9.50 per payable ounce of silver sold, reflecting lower diesel prices, continued stronger operating performance and effective cost control. Capital expenditure guidance at Pirquitas remains unchanged.

Operating Guidance		Marigold mine	Seabee Gold Operation(2)	Pirquitas mine
Gold Production	oz	200,000 - 210,000	32,000 - 35,000	—
Silver Production	Moz	—	—	9.5 - 10.5
Cash costs per payable ounce sold (1)	$/oz	640 - 680	610 - 640	9.00 - 9.50
Capital Expenditures	$M	32	2	12
Capitalized Stripping Costs / Underground Development	$M	30	6	—

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. See “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(2)	Guidance for the Seabee Gold Operation is for the period from July 1, 2016 to December 31, 2016, and is estimated based on an exchange rate of 1.30 CAD/USD.

3.	BUSINESS OVERVIEW

Strategy
We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our Pirquitas mine in Jujuy, Argentina.

Macro-economic environment
Our financial performance is impacted by gold and silver prices. Precious metals prices in the third quarter of 2016 improved compared to the second quarter of 2016, with gold averaging $1,335 per ounce and silver averaging $19.61 per ounce, compared to $1,259 per ounce and $16.78 per ounce, respectively. Gold and silver prices started the third quarter of 2016 strong and fluctuated significantly during the quarter, closing at $1,325 per ounce of gold and $19.35 per ounce of silver on September 30, 2016. Subsequent to the quarter, gold and silver prices have weakened.

The principal factors impacting precious metal prices in the third quarter were the decreased expectations regarding U.S. interest rate increases and uncertainty created through the Brexit vote. These were somewhat moderated by weaker Chinese demand due to slower growth in that country.

The U.S. dollar remained at levels comparable with the end of the second quarter. During the third quarter, the Canadian dollar averaged and closed at approximately 1.3 Canadian dollars per 1 U.S. dollar. Our exposure to Canadian dollar-based costs increased significantly following our acquisition of Claude Resources on May 31, 2016.

The Argentine peso devalued by 18% in the first three quarters of 2016, closing at 15.33 Argentine pesos per 1 U.S. dollar on September 30, 2016. While a weaker currency is positive for our Argentine operating costs, we expect the inflation rate in Argentina to somewhat offset the benefits of the devaluation of the currency.

West Texas Intermediate oil prices in the third quarter of 2016 were comparable to the second quarter of 2016, averaging $46.06 per barrel and closing at $48.24 per barrel. Oil prices have increased further subsequent to quarter end. Diesel is a significant consumable at our operations and the increase in diesel prices had a negative impact on our cost structure at our Marigold and Pirquitas mines. We hedge a portion of our diesel usage to manage price risk of this consumable through 2017.

Consolidated financial summary

Selected Financial Data (1)
	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
	$	$	$	$
Revenue	143,381	77,191	363,669	284,730
Income (loss) from mine operations (2)	59,190	(7,396)	126,550	39,325
Operating income (loss) (2)	50,248	(50,733)	89,099	(24,244)
Net income (loss) for the period (2)	38,042	(59,416)	52,825	(57,580)
Basic income (loss) per share	0.32	(0.74)	0.54	(0.71)
Adjusted income (loss) before tax (3)	45,168	(11,844)	83,996	7,037
Adjusted net income (loss) (3)	37,214	(10,127)	69,405	(5,891)
Adjusted basic income (loss) per share (3)	0.31	(0.13)	0.71	(0.07)
Cash generated by operating activities	53,066	998	96,554	53,560
Cash (used in) investing activities	(10,581)	(17,288)	(19,222)	(33,766)
Cash generated by (used in) financing activities	2,599	—	(11,400)	(1,649)

Financial Position	September 30, 2016	December 31, 2015
Cash and cash equivalents	277,544	211,862
Current assets (including cash and cash equivalents)	690,206	476,734
Current liabilities	133,943	135,851
Working capital	556,263	340,883
Total assets	1,454,618	871,677

(1)	All values are presented in thousands of U.S. dollars, except per share amounts.

(2)
Loss from mine operations for the three and nine months ended September 30, 2015 includes a $7.7 million non-cash write-down of stockpile inventory to its net realizable value at the Pirquitas mine. Operating Loss and Net Loss for the three and nine months ended September 30, 2015 include non-cash, pre-tax impairment charge and write-downs of $42.2 million related to the Pirquitas mine.

(3)
We report non-GAAP measures including adjusted income before- and after-tax and adjusted basic income per share, to manage and evaluate our operating performance. See "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Quarterly financial summary

The 86% increase in quarterly revenue compared to the third quarter of 2015 was due to higher realized prices of gold by 20% and silver by 31%, combined with a 48% increase in gold equivalent ounces sold, largely due to sales from the newly-acquired Seabee Gold Operation and stronger sales and production from the Pirquitas mine.

Income from mine operations in the third quarter of 2016 generated a positive gross margin of 41%, significantly higher than the negative 10% margin in the third quarter of 2015 due to higher precious metals prices, lower cost of sales, particularly at the Pirquitas mine, and the addition of the Seabee Gold Operation. The loss from mining operations in the third quarter of 2015 was also negatively impacted by the write-down of low grade stockpiles at the Pirquitas mine in the amount of $7.7 million. Operating income in the third quarter of 2015 was negatively impacted by a $34.5 million impairment of the Pirquitas mine.

Cash generated by operating activities increased significantly to $53.1 million compared to $1.0 million in the third quarter of 2015. The higher prices of gold and silver and the higher volumes sold at lower unit cost generated significantly higher cash from operating activities. We used $10.6 million in investing activities in the third quarter of 2016 compared to $17.3 million in the third quarter of 2015. Investments relating to the addition of the Seabee Gold Operation, seasonally higher investments at Marigold and capitalized stripping totaling $30.8 million were partially offset by receipt of our deposit of $18.2 million plus accrued interest from the Canada Revenue Agency ("CRA"). In the comparative quarter of 2015, we invested $13.0 million in plant and equipment at the Marigold mine, and acquired the Valmy property for $11.5 million and this was offset by the release of $7.5 million of restricted cash.

Year-to-date financial summary

The increase in revenue for the nine months ended September 30, 2016, of 28%, compared to the nine months ended September 30, 2015, resulted from higher sales of gold equivalent payable ounces by 17% due to sales from the newly-acquired Seabee Gold Operation and strong performance at the Pirquitas mine and also higher prices of gold by 7.5% and silver by 6%.

Income from mine operations in the nine months ended September 30, 2016, generated a gross margin of 35%, higher than the 14% in the nine months ended September 30, 2015, mainly due to higher precious metals prices and lower cost of sales, particularly at the Pirquitas mine. The income from mine operations in the nine months ended September 30, 2015, was also negatively impacted by the write-down of low grade stockpiles at the Pirquitas mine in the amount of $7.7 million. Operating income in the nine months ended September 30, 2016, was significantly higher than in the comparative period which was also negatively impacted by a $34.5 million impairment of the Pirquitas mine.

Cash generated from operating activities was $96.6 million in the nine months ended September 30, 2016, compared to $53.6 million in the comparative period of 2015 as a result of improved margins at Marigold and Pirquitas and the addition of the strong cash producing Seabee Gold Operation in May 2016. In the nine months ended September 30, 2016, we invested $31.2 million in plant and equipment and $22.5 million in capitalized stripping primarily at the Marigold mine, higher by $3.5 million and $9.9 million, respectively, than in the comparative period. Cash used in investing activities was significantly lower in the nine months ended September 30, 2016, than in the nine months ended September 30, 2015, as we received $16.9 million of cash in the Claude Resources acquisition, collected the CRA deposit of $18.2 million plus accrued interest and received $4.4 million from the sale of marketable securities. In the comparative period, we paid the deposit to CRA but received $20.0 million as a final payment from the sale of the San Agustin project. Cash used in financing activities in the nine-month period includes repayment of Claude Resources' $13.7 million credit facility, full repayment of the short-term debt in Argentina and receipt of $6.4 million from the exercise of stock options.

Corporate summary

The tax dispute with the CRA has now been settled in our favor. On August 24, 2016, the CRA issued a new notice of reassessment for each of the 2010 and 2011 taxation years reversing the Notice of Reassessment (“NOR”) issued to us in January 2015 and, on September 2, 2016, refunded the deposit we paid to the CRA to appeal, plus accrued interest from the date of payment of the deposit. Following the receipt of the deposit, with accrued interest, the Department of Justice (“DOJ”) filed a notice of discontinuance of our appeal with the Tax Court of Canada.

In September 2016, we announced the sale of 100% of our Parral properties in Chihuahua, Mexico, including the Veta Colorada, La Palmilla, and San Patricio properties (collectively, the “Parral properties”) to Endeavour Silver Corp. (“Endeavour Silver”) for $6.0 million of Endeavour Silver shares (based on the average of the closing prices of Endeavour Silver shares sold on the NYSE during the ten trading days prior to September 13, 2016). We also announced a transaction on our Diablillos and M-18 projects, located in Argentina, with Huayra Minerals Corporation ("Huayra") for cash payments of approximately $1.5 million over the first two years and $12.5 million over the following three to five years, a 19.9% equity interest in Huayra, with free carried interest until the completion of a public offering of $5.0 million or more, and a 1.0% net smelter returns royalty on production from each of the projects. Each of these transactions were completed subsequent to quarter end.

On August 19, 2016, we sold 100% of our Juncal and La Flora projects in Region II, Chile to Austral Gold Limited (ASX: AGD) for aggregate consideration of $250,000 in cash and a 1.0% net smelter return royalty on production from the projects.

4.	RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold and Pirquitas mines and our Seabee Gold Operation. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended
Operating data (1)	September 30 2016	June 30 2016	March 31 2016	December 31 2015	September 30 2015
Consolidated production and sales:
Gold produced (oz)	67,598	53,916	50,520	61,461	41,262
Silver produced ('000 oz)	3,047	2,526	2,639	2,588	2,576

Gold sold (oz)	69,189	58,430	48,605	62,827	39,525
Silver sold ('000 oz)	2,947	2,594	3,223	1,943	2,819

Cash costs ($/oz) - payable gold from Marigold mine (2)	636	663	719	727	719
Cash costs ($/oz) - payable gold from Seabee Gold Operation (2,5)	661	663	—	—	—
Cash costs ($/oz) - payable silver from Pirquitas mine (2)	8.48	8.87	8.93	10.96	11.02

Gold equivalent production (oz) (3)	112,559	86,956	83,680	97,273	76,003

Realized gold price ($/oz) (2)	1,331	1,263	1,189	1,084	1,110
Realized silver price ($/oz) (2)	19.64	16.52	14.94	15.00	14.97

Consolidated costs:
Cash Costs per equivalent gold ounce sold ($/oz) (2,3,5)	618	669	715	746	765
AISC per equivalent gold ounce sold ($/oz) (2,3,5)	940	1,062	859	883	1,046

Financial data ($000s)
Revenue	143,381	118,775	101,513	90,592	77,191
Income (loss) from mine operations (4)	59,190	44,062	23,298	(20,485)	(7,396)

(1)
The data presented includes results from the Seabee Gold Operation for the period from May 31, 2016, to September 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation, following our acquisition of Claude Resources.

(2)
We report the non-GAAP financial measures of cash costs, realized metal prices and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(3)	Gold and silver equivalent ounces have been established using the realized gold and silver prices in the period and applied to the recovered metal content produced by the mines.

(4)
Income (loss) from mine operations for the quarters ended December 31, 2015 and September 30, 2015 include $24.6 million and $7.7 million, respectively, of non-cash adjustments to stockpile, warehouse inventory and severance provision at the Pirquitas mine.

(5)	The non-GAAP financial measure of cash costs from the Seabee Gold Operation was adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

Marigold mine, U.S.

	Three months ended
Operating data	September 30 2016	June 30 2016	March 31 2016	December 31 2015	September 30 2015
Total material mined (kt)	19,558	18,685	17,291	18,560	18,425
Waste removed (kt)	14,741	12,005	11,611	13,788	11,242
Total ore stacked (kt)	4,817	6,680	5,680	4,772	7,183
Strip ratio	3.1	1.8	2.0	2.9	1.6
Mining cost ($/t mined)	1.48	1.55	1.45	1.54	1.65
Gold stacked grade (g/t)	0.42	0.44	0.47	0.48	0.43
Processing cost ($/t processed)	0.95	0.70	0.71	0.86	0.66
Gold recovery (%)	71.0	70.7	70.0	69.9	69.7
General and admin costs ($/t processed)	0.56	0.38	0.47	0.47	0.41

Gold produced (oz)	47,456	47,195	50,520	61,461	41,262
Gold sold (oz)	47,278	47,124	48,605	62,827	39,525

Realized gold price ($/oz) (1)	1,330	1,259	1,189	1,084	1,110

Cash costs ($/oz) (1)	636	663	719	727	719
AISC ($/oz) (1)	1,139	1,067	841	799	998

Financial data ($000s)
Revenue	62,831	59,197	57,742	67,936	43,836
Income from mine operations	23,156	17,641	11,227	7,902	7,288
Capital investments	8,310	10,154	8,796	3,641	8,931
Capitalized stripping	13,787	7,231	1,435	—	—
Exploration expenditures (2)	1,145	1,597	1,102	731	1,944

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(2)	Includes capitalized and expensed exploration expenses.

Mine production

We produced 47,456 ounces of gold in the third quarter of 2016, in line with our second quarter gold production and on target to meet previously increased annual guidance. The construction of a new leach pad was completed on schedule and under budget in the latter half of the third quarter. The additional leach pad capacity and higher amount of ore tonnes stacked earlier in the year are expected to result in strong fourth quarter gold production.

A total of 19.6 million tonnes of material was mined in the third quarter, 5% higher than the second quarter of 2016 and a record for the mine, due to increased hauling capacity added to the fleet earlier in the year and shorter haul distances relating to the higher strip ratio. Approximately 4.8 million tonnes of ore were delivered to the leach pads at a gold grade of 0.42 g/t, containing approximately 47,000 recoverable ounces of gold stacked during the quarter. The strip ratio increased to 3.1:1 in the third quarter as we began stripping of the next phase of the Mackay pit. Gold recovery was 71% in the third quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Cash costs, which include all costs of inventory, refining costs and royalties, of $636 per payable ounce of gold sold in the third quarter of 2016 were lower than cash costs of $663 per payable ounce of gold sold in the second quarter of 2016 as costs of inventory decreased due to improved mining costs and increased capitalized stripping. Costs per tonne mined decreased to $1.48 per tonne in the third quarter of 2016, 5% lower than in the second quarter of 2016 due to maintaining expenditure levels despite the increase in total tonnes mined. Processing unit costs were 36% higher in the third quarter of 2016 than in the second quarter of 2016 due to fewer tonnes stacked resulting from the higher strip ratio. General and administrative unit costs were also higher in the third quarter of 2016 than in the second quarter of 2016 due to fewer tonnes stacked but were comparable on an absolute basis.

AISC of $1,139 per payable ounce of gold sold in the third quarter of 2016 increased from $1,067 in the second quarter of 2016 due to higher capitalized stripping and capital expenditures related to the construction of the new leach pad during the second and third quarters of 2016.

Mine sales

A total of 47,278 ounces of gold were sold at an average price of $1,330 per ounce during the third quarter of 2016, compared to 47,124 ounces of gold sold at a 6% lower average price of $1,259 per ounce during the second quarter of 2016.

Exploration

Exploration activities in the third quarter of 2016 focused on drilling at the HideOut target and the Valmy property. The objective of these drilling activities is to convert Mineral Resources to Mineral Reserves and to expand Mineral Resources, in certain instances. As reported on November 7, 2016, two track-mounted rigs completed 13,408 meters of reverse circulation drilling in 50 drillholes on targets where previous results show potential for Mineral Resource additions or Mineral Reserve conversion. The 500-meter long corridor between HideOut and the 8 South pit extension area has been a focus of drilling activity. At the Valmy property, drilling during the quarter continued to extend the zone of mineralization to the south and east of the known mineralization at the Valmy pit. Results to date are expected to expand Mineral Resources. We expect to continue drilling outside of the current pit areas, including the eastern extension of the Basalt pit mineralization.

We expanded our gravity survey coverage at Marigold to include the additional lands to the east, south and west of the original mineral claims. These data, together with our understanding of the sub-surface geology, have been used to select drill sites for the deep sulphide exploration program targeting a high grade style of mineralization similar to that found at the Turquoise Ridge mine located 56 kilometers north of the Marigold mine. We expect to complete one deep core hole by the end of the fourth quarter of 2016, representing the sixth deep core hole targeting higher-grade sulphide mineralization. We plan to complete a total of three deep core holes by the end of the first quarter of 2017.

The results from our ongoing exploration program and the completed Assay Program will be included in our annual 2016 Mineral Reserves and Mineral Resources estimate to be published in the first quarter of 2017.

Seabee Gold Operation, Canada

Operating data	Three months ended September 30, 2016	Period from Acquisition to June 30, 2016 (1)	Three months ended June 30, 2016 (2)
Total ore milled (t)	82,756	18,856	71,218
Ore milled per day (t/day)	900	629	783
Gold mill feed grade (g/t)	7.40	7.79	7.97
Mining costs ($/t mined)	58	110	N/A
Processing costs ($/t processed)	19	29	N/A
Gold recovery (%)	96.5	96.6	96.8
General and admin costs ($/t processed)	37	61	N/A

Gold produced (oz)	20,142	6,721	17,524
Gold sold (oz)	21,911	11,306	16,305

Realized gold price ($/oz) (3)	1,334	1,278	1,271

Cash costs ($/oz) (3,5)	661	663	N/A
AISC ($/oz) (3,5)	840	776	N/A

Financial data ($000s)
Revenue	29,214	14,437	N/A
Income from mine operations	4,126	1,216	N/A
Capital development	2,104	803	N/A
Capital investments	579	337	N/A
Exploration expenditures (4)	1,206	117	N/A

(1)
The data presented in this column is for the period from May 31, 2016, to June 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources.

(2)
The data presented in this column includes operating results for the Seabee Gold Operation for the entire second quarter of 2016, including the period from April 1 to May 30, 2016 prior to our acquisition of Claude Resources.

(3)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(4)	Includes capitalized and expensed exploration expenses.

(5)	The non-GAAP financial measure of cash costs from the Seabee Gold Operation was adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

Mine production

The Seabee Gold Operation consists of the Seabee and Santoy underground mines, both of which feed a single processing facility. The mine produced 20,142 ounces of gold in the third quarter of 2016 despite a three-day continuation of the ten-day unplanned power outage which commenced in June 2016.

A total of 82,756 tonnes of ore were milled at a gold grade of 7.4 g/t in the third quarter of 2016. The gold recovery was 96.5%. As part of our initial Operational Excellence plan for the Seabee Gold Operation, we successfully trialed higher mill throughput during the month of August. The mill processed ore at or above 1,000 tonnes per day, with an average of 998 tonnes per day in the month. We achieved this with minor modifications to the processing facility, while maintaining gold recovery. As a result, we were able to increase mill throughput in the third quarter by 15% to 900 tonnes per day, compared to the second quarter of 2016. We are reviewing the long-term mine plan to determine the feasibility of higher, sustainable throughput rates.

During the third quarter of 2016, the Santoy mine provided approximately 82% of total ore milled, while the Seabee mine provided 18%.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties and exclude the effect of the fair value adjustment at our acquisition of Claude Resources, were $661 in the third quarter of 2016. Costs per tonne mined were $58 per tonne in the third quarter, processing unit costs were $19 per tonne processed and general and administration unit costs were $37 per tonne. The decrease in the costs per tonne mined and milled in the third quarter of 2016 from June 2016 is due to higher tonnes mined and milled in total and also per day. Additionally, only a three-day unplanned power outage affected the third quarter of 2016, whereas in June 2016 the power outage lasted seven days.

AISC per payable ounce of gold sold, which also exclude the effect of the fair value adjustment at acquisition, were $840 in the third quarter of 2016, as capital spending remained modest with exploration spending increasing consistent with our objective of adding Mineral Reserves and Mineral Resources at the mine.

Mine sales

A total of 21,911 ounces of gold were sold at an average price of $1,334 per ounce during the third quarter of 2016.

Exploration

For 2016, the Seabee Gold Operation planned 65,000 meters of underground drilling and 18,000 meters of surface drilling with the objective to increase and convert Mineral Resources into Mineral Reserves. As reported on November 7, 2016, during the third quarter, we completed 13,540 meters of underground diamond drilling to upgrade Inferred Mineral Resources and explore further the extensions to the Santoy 8A and Santoy Gap deposits. From surface, we completed 6,172 meters of drilling exploring the down plunge extension of Santoy Gap 9A, 9B, and 9C deposits. Drilling intersected the projections of the mineralized structures at expected depths with anomalous results. Seven surface and underground drillholes were completed at the Santoy 8A target, of which five results were notable. Highlighted drill results from the third quarter include 5.8 meters at a grade of 27.86 g/t gold (SUG-16-920) from the 8A zone, 4.1 meters at a grade of 33.8 g/t gold (SUG-16-063) from the 9C zone and 5.0 meters at a grade of 31.94 g/t gold (SUG-16-919) from the 8A zone.
For the fourth quarter of 2016 at the Seabee Gold Operation, our focus underground and from surface will be on infill drilling at Santoy Gap with the objective to convert Inferred Mineral Resources to Measured and Indicated Mineral Resources.
On October 6, 2016, we announced an option agreement to acquire an 80% interest in the adjacent Fisher property which lies south on strike from the ore deposits at Santoy Gap and 8A. This agreement doubles our prospective land position at the Seabee Gold Operation and planning for exploration work is underway.

Pirquitas mine, Argentina

	Three months ended
Operating data	September 30 2016	June 30 2016	March 31 2016	December 31 2015	September 30 2015
Total material mined (kt)	2,385	2,543	2,520	2,712	2,746
Waste removed (kt)	1,584	1,814	1,726	1,966	2,219
Ore mined (kt)	801	729	794	746	527
Strip ratio	2.0	2.5	2.2	2.6	4.2
Silver mined grade (g/t)	190	189	181	187	188
Mining costs ($/t mined)	3.80	3.54	2.97	3.78	3.94
Ore milled (kt)	455	425	418	421	410
Silver mill feed grade (g/t)	264	238	247	237	238
Processing cost ($/t milled)	14.78	15.10	13.58	20.60	21.53
Silver recovery (%)	79.0	77.6	79.7	80.8	82.0
General and admin costs ($/t milled)	5.84	6.22	5.68	8.09	8.13

Silver produced ('000 oz)	3,047	2,526	2,639	2,588	2,576
Silver sold ('000 oz)	2,947	2,594	3,223	1,943	2,819

Realized silver price ($/oz) (1)	19.64	16.52	14.94	15.00	14.97

Cash costs ($/oz) (1)	8.48	8.87	8.93	10.96	11.02
AISC ($/oz) (1)	9.87	10.03	9.67	12.78	12.68

Financial Data ($000s)
Revenue	51,336	45,141	47,711	22,656	33,355
Income (loss) from mine operations (2)	31,908	25,205	12,071	(28,387)	(14,684)
Capital investments	3,158	2,057	1,578	2,305	2,500
Capitalized stripping	—	—	—	—	—
Exploration expenditures	7	25	22	234	1,124

(1)
We report the non-GAAP financial measures of cash costs, realized silver prices and AISC per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income (loss), please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

(2)
Income (loss) from mine operations for the quarters ended December 31, 2015, and September 30, 2015, include $24.6 million and $7.7 million, respectively, of non-cash adjustments to stockpile, warehouse inventory and severance provision at the Pirquitas mine.

Mine production

The Pirquitas mine produced 3.0 million ounces of silver during the third quarter of 2016, a quarterly record for the mine, which enabled our 2016 production guidance to be increased. Higher silver production is a result of record ore tonnes milled, higher silver mill feed grade and higher silver recovery.

Ore was milled at an average rate of 4,946 tonnes per day in the third quarter. During August 2016, the mill operated at an average rate of over 5,200 tonnes per day, a record for the mill since it began operating, a result of one of our ongoing Operational Excellence programs. Ore milled contained an average silver grade of 264 g/t, 11% higher than the 238 g/t reported in the second quarter as additional tonnes of higher grade ore, relative to the production model, encountered in the lower benches of the San Miguel open pit enabled selective milling of higher grades and stockpiling of lower grades. Detailed planning and consultation for the cessation of open pit mining in the first quarter of 2017 is well underway. Thereafter, medium and lower grade stockpile material will be processed through the plant in 2017. The average recovery rate for silver in the third quarter of 79.0% was 2% higher than the 77.6% in the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

Cash costs, which include cost of inventory, treatment and refining costs and by-product credits, decreased by 4% to $8.48 per payable ounce of silver sold in the third quarter of 2016 from $8.87 per payable ounce of silver sold in the second quarter of 2016. Mining costs per tonne increased due primarily to longer hauls, higher diesel prices and inflation which increased at a rate greater than the Argentine peso devalued. This increase was more than offset by the lower processing costs and general and administration costs per tonne due to higher plant throughput. The second quarter of 2016 benefited marginally from residual by-product revenue from zinc of about $0.20 per payable ounce of silver sold whereas, as planned, there were no zinc sales in the current quarter.

AISC of $9.87 per payable ounce of silver sold were lower in the third quarter of 2016 than the $10.03 per payable ounce of silver sold in the second quarter of 2016 despite higher capital spend as we commenced the construction on the phase 5 tailings lift required to process stockpiles to the end of 2017.

Mine sales

We recognized sales of 2.9 million ounces of silver, higher than the 2.6 million in the second quarter, as a result of higher production and timing of concentrate shipments.

Chinchillas project, Argentina

During the second quarter of 2016, Golden Arrow Resources Corporation ("Golden Arrow") released a revised Mineral Resources estimate and technical report for the Chinchillas project following an infill drilling program of 115 core drillholes comprising 15,142 meters of drilling. As part of the continuing engineering studies, a program of condemnation drilling commenced beneath areas selected for major infrastructure, such as the waste rock facility. During the third quarter, 16 core drillholes for 3,252 meters were completed to investigate the presence of near surface mineralization underlying and proximal to the proposed waste rock facility. The results of this work were reported by Golden Arrow in news releases on September 7, 2016, and October 3, 2016. In addition to this work, geotechnical, hydrological, metallurgical and environmental baseline studies, along with community engagement programs, continued. In the third quarter of 2016, we funded approximately $2.9 million for work on the Chinchillas project, bringing total expenditures to date to $10.5 million.
We are undertaking the relevant engineering studies to determine the economic viability of the Chinchillas project as a satellite mine feeding the Pirquitas plant and extending the life of the operation. Our option agreement with Golden Arrow requires the notice of exercise in regards to forming a joint venture by March 31, 2017. All technical work is scheduled for completion in advance of that date to enable a decision with regards to such notice.
Export duties

We entered into a fiscal stability agreement (the “Fiscal Agreement”) with the Federal Government of Argentina in 1998 for production from the Pirquitas mine. In December 2007, the National Customs Authority of Argentina (Dirección Nacional de Aduanas) ("Customs") levied an export duty of approximately 10% from concentrate for projects with fiscal stability agreements pre-dating 2002 and Customs has asserted that the Pirquitas mine is subject to this duty. We have challenged the legality of the export duty applied to silver concentrate and the matter is currently under review by the Federal Court (Jujuy) in Argentina.

The Federal Court (Jujuy) granted an injunction in our favor effective September 29, 2010, that prohibited the Customs from withholding the 10% export duty on silver concentrate (the “Injunction”), pending the decision of the courts with respect to our challenge of the legality of the application of the export duty. The Injunction was appealed by the Federal Tax Authority but upheld by each of the Federal Court of Appeal (Salta) on December 5, 2012 and the Federal Supreme Court of Argentina on September 17, 2013. The Federal Tax Authority also appealed the refund we claimed for the export duties paid before the Injunction, as well as matters of procedure related to the uncertainty of the amount reclaimed; however, on May 3, 2013, such appeal was dismissed by the Federal Court of Appeal (Salta). In September 2014, the Federal Tax Authority in Argentina filed an application with the Federal Court (Jujuy) to lift the Injunction and requiring payment of the export duty and payment of applied interest charges. We filed a response to such application on October 14, 2014.

On June 21, 2016 the Federal Court (Jujuy) ruled that the Injunction would remain in place subject to certain conditions, including the provision by August 5, 2016, of a guarantee by Silver Standard against liabilities arising from export duties and applicable interest as well as security from Mina Pirquitas, LLC on certain assets at the Pirquitas mine. We have appealed the condition to provide the parent guarantee. The requirement for the guarantee and security is suspended pending the outcome of that appeal. We are also continuing discussions with the Federal Tax Authority and other government officials for potential resolution of the claim. We cannot predict the outcome of the court proceedings and those discussions. If we do not reach a successful resolution of the matter, the Federal Tax Authority may make further application to the court to have the Injunction lifted and, upon that, initiate proceedings to collect the accrued export duties and its claimed interest. The lifting of the Injunction does not impact our underlying challenge of the legality of the application of export duties or remedies available under the Fiscal Agreement.

As of September 30, 2016, we have paid $6.6 million in export duties, for which we have filed for recovery. In accordance with the Injunction, we did not pay export duties on silver concentrate but continued to accrue export duties until February 12, 2016, when the Federal Government of Argentina announced the removal of export duties on mineral concentrates. At September 30, 2016, we have accrued a liability totaling $67.1 million (December 31, 2015 - $65.6 million) for export duties with no accrual for interest charges and have recorded a corresponding increase in cost of sales in the relevant period. The Federal Tax Authority has claimed that interest penalties at the prescribed rate applicable to general peso-based tax liabilities of 3% per month should be applied to the U.S. dollar export duty from the dates that each duty was accrued. The application of this rate results in a material interest claim of an amount approximately equivalent to the underlying duties that we have not accrued due to its uncertainty. In addition to our challenges on the underlying application of the export duties, we are also challenging the Federal Tax Authority’s claim for interest and the rate upon which it claims interest.

The final amount of export duties and interest, if any, to be paid or refunded depends on a number of factors including the outcome of litigation. We continue to assess the implications of the February 12, 2016 elimination of export duties and the other recent developments on our financial reporting position related to the historical liability recorded. Changes in our assessment of this matter could result in material adjustments to our consolidated statements of income (loss).

5.	REVIEW OF PROJECTS

Chinchillas Project, Argentina

The progress on the Chinchillas project is described in section 4.

Perdito Project, California, U.S.

On March 31, 2016, we announced that we entered into an option agreement to acquire a 100% interest in the Perdito project. The project is located 240 kilometers west of Las Vegas, Nevada in Inyo County, California and covers an area of approximately 5,780 hectares.

During the third quarter, we completed field work, including detailed bedrock mapping with accompanying rock and soil sampling, to enhance our understanding of the controls to mineralization prior to drilling. We have budgeted $1.5 million for drilling and field work at the project in 2016.

Other Projects

At our Pitarrilla project in Mexico, we continue to keep the properties in good standing and fulfill our community and other project-related commitments.

At our San Luis project in Peru, we continue to progress strategies for community engagement and for advancing the project.

At our Berenguela project in Peru, we have placed the project on care and maintenance and are developing value realization strategies for the project.

6.	SUMMARIZED FINANCIAL RESULTS

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2016			2015				2014 (1)
	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec

		$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	143,381	118,775	101,513	90,592	77,191	95,818	111,721	122,830

Realized gold price ($/oz) (3)	1,331	1,263	1,189	1,084	1,110	1,205	1,210	1,200
Realized silver price ($/oz) (3)	19.64	16.52	14.94	15.00	14.97	16.72	16.67	17.18

Income (loss) from mine operations (2)	59,190	44,062	23,298	(20,485)	(7,396)	16,319	30,402	12,996
Net income (loss) before tax	40,999	15,521	5,858	(60,353)	(62,556)	(3,316)	12,501	(56,788)
Net income(loss) after tax	38,042	12,482	2,300	(66,722)	(59,416)	(7,327)	9,096	(86,221)

Basic earnings (loss) per share	0.32	0.13	0.03	(0.83)	(0.74)	(0.09)	0.11	(1.07)
Diluted earnings (loss) per share	0.31	0.13	0.03	(0.83)	(0.74)	(0.09)	0.11	(1.07)

Cash and cash equivalents	277,544	232,619	217,634	211,862	200,017	217,228	175,595	184,643
Total assets	1,454,618	1,432,263	880,501	871,677	954,766	996,549	989,260	986,249
Working capital	556,263	530,196	354,999	340,883	373,068	379,767	358,288	368,948
Non-current financial liabilities	216,977	213,955	210,994	208,085	205,277	202,517	199,813	197,134

(1)	Restated for the change in exploration and evaluation costs accounting policy.

(2)
Income (loss) from mine operations for the quarters ended December 31, 2015, September 30, 2015, and December 31, 2014, include $24.6 million, $7.7 million and $11.3 million, respectively, of non-cash adjustments to stockpile, warehouse inventory and severance provision at the Pirquitas mine.

(3)
We report the non-GAAP financial measure of realized metal prices per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of this measure, please refer to “Non-GAAP and Additional GAAP Financial Measures” in section 12.

The volatility in revenue over the past eight quarters has resulted from variable precious metal prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Metal prices in the second and third quarters of 2016 improved significantly after a period of weak metal prices in the second half of 2015 and in the first quarter of 2016. Income (loss) from mine operations in the third and fourth quarters of 2015 and fourth quarter of 2014 were affected by the non-cash write-down of inventory at the Pirquitas mine to its net realizable value ("NRV"). In the first three quarters of 2016, increasing income from mine operations is a result of improved metal prices and increasing volumes of gold and silver sold, with the acquisition of the Seabee Gold Operation on May 31, 2016 and operating improvements at Pirquitas, as well as lower cost of sales per ounce at our Marigold and Pirquitas mines. The loss from mine operations in the fourth quarter of 2015 was also impacted by $4.7 million of severance provision related to the Pirquitas mine. Excluding the effect of these inventory write-downs, income from mine operations followed a similar trend to revenue over the two-year period presented.

Net income (loss) before income tax has fluctuated significantly over the past eight quarters, heavily influenced by impairments and adjustments. In the fourth and third quarters of 2015 and in the fourth quarter of 2014, we recorded non-cash impairment charges and inventory adjustments totaling $38.7 million, $42.2 million and $51.6 million, respectively, against the carrying value of the Pirquitas mine.

Three months ended September 30, 2016, compared to the three months ended September 30, 2015

Net income for the three months ended September 30, 2016 was $38.0 million ($0.32 per share), compared to a net loss of $59.4 million ($0.74 per share) in the same period of 2015. In the third quarter of 2015, we recognized a non-cash impairment charge of $34.5 million against the Pirquitas mine and non-cash write-down of $7.7 million of low grade stockpiles. The following is a summary and discussion of the other significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

In the three months ended September 30, 2016, we recognized total revenues of $143.4 million, compared to $77.2 million recognized in the comparative period of 2015, with the increase due to the full quarter impact of the Seabee Gold Operation which we acquired on May 31, 2016, and to higher gold and silver prices.

▪
At the Marigold mine, we recognized revenues of $62.8 million in the third quarter of 2016 from the sale of 47,100 payable ounces of gold at an average realized price of $1,330 per ounce. In the third quarter of 2015, revenues were $43.8 million from the sale of 39,500 payable ounces of gold at an average realized gold price of $1,110 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $29.2 million in the third quarter of 2016 from the sale of 21,900 payable ounces of gold, at an average realized gold price of $1,334 per ounce. We did not own the Seabee Gold Operation in the comparative period.

▪
At the Pirquitas mine, we recognized revenues of $51.3 million in the third quarter of 2016, higher than the $33.4 million recognized in the same period in 2015. Sales volumes were broadly consistent at 2.8 million payable ounces but the third quarter of 2016 had significantly higher realized silver prices, as well as a positive valuation adjustment of $0.7 million, compared to a negative valuation adjustment of $4.3 million in the comparative quarter. Realized silver prices in the third quarter of 2016 averaged $19.64 per ounce, excluding the impact of period-end price adjustments, compared to $14.97 per ounce in the same period in 2015. In line with our mine plan, there were no zinc sales in the third quarter of 2016, compared to 2.4 million pounds sold in the third quarter of 2015. At September 30, 2016, sales contracts containing 3.2 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the third quarter of 2016 was $84.2 million, compared to $84.6 million in the third quarter of 2015. Consolidated cost of sales was comparable in the current period as a significant reduction at the Pirquitas mine was offset by the addition of the Seabee Gold Operation.

▪
At the Marigold mine, cost of sales in the third quarter of 2016 was $39.7 million, generating income from mine operations of $23.2 million, equal to a gross margin of 36.6%. This compares to cost of sales of $36.5 million in the third quarter of 2015, generating an income from mine operations of $7.3 million and a gross margin of 16.6%. The increase in the gross margin is partly due to higher realized prices per ounce of gold sold in the third quarter of 2016 than in the comparative period and by lower cost of sales per ounce of gold sold.

▪
At the Seabee Gold Operation, cost of sales in the third quarter was $25.1 million, generating income from operations of $4.1 million, equal to a gross margin of 14.4%. The margin was reduced by a significant one-time increase of bullion and other inventories to fair value upon our acquisition of the Seabee Gold Operation.

▪
At the Pirquitas mine, cost of sales in the third quarter of 2016 was $19.4 million, generating income from mine operations of $31.9 million, equal to a gross margin of 61.5%. This compared to cost of sales of $48.0 million in the third quarter of 2015, generating a loss from mine operations of $14.7 million and a negative gross margin of 44.0%. The third quarter of 2015 was negatively impacted by a non-cash write-down of low grade stockpile inventory of $7.7 million. Excluding the inventory write-down, in the third quarter of 2015, the Pirquitas mine recognized a negative gross margin of 21%. The improved margin in the current quarter was mainly due to significantly higher realized prices, the above-noted mark-to-market adjustments to revenue and also due to lower cost of inventory in the third quarter of 2016 compared to the third quarter of 2015. This cost reduction was due to lower operating costs following the significant devaluation of the Argentine peso, the elimination of export duties in February 2016 and lower depreciation following the impairment recorded in 2015.

Other operating costs

General and administrative expenses in the three months ended September 30, 2016, of $4.1 million were lower than the $5.7 million recorded in the three months ended September 30, 2015. Cash-settled share-based compensation expense recognized a recovery of $0.2 million in the third quarter of 2016 compared to an expense of $1.4 million in the three months ended September 30, 2015, due to relative and absolute share price performance.

Exploration and evaluation costs of $4.3 million for the three months ended September 30, 2016, were higher than the $3.1 million for the three months ended September 30, 2015. Expenditures in the third quarter of 2016 related to funding of the drilling and evaluation work at the Chinchillas project and the addition of the Seabee Gold Operation. In the third quarter of 2015, exploration and evaluation work was primarily performed at the Marigold and Pirquitas mines.

In the third quarter of 2016, we incurred $0.6 million of business acquisition expenses relating to the Claude Resources acquisition. There were no such expenses in the comparative period.

Non-operating items

During the third quarter of 2016, we recorded interest expense and other financing costs of $6.5 million compared to $6.4 million recorded in the third quarter of 2015. In each period, the interest expense is mainly attributable to our 2.875% convertible senior notes issued in 2013 (the “2013 Notes”). We also incurred finance expense on discounts on the sale of our VAT credits in Argentina and from an Argentine peso-denominated local loan.

We recorded foreign exchange losses for the three months ended September 30, 2016, of $3.2 million consistent with losses of $3.2 million in the three months ended September 30, 2015. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos and Canadian dollars. During the three months ended September 30, 2016, this loss resulted mainly from the Argentine peso while the Canadian dollar was fairly stable against the U.S. dollar.

Taxation

For the three months ended September 30, 2016, we recorded an income tax expense of $3.0 million compared to an income tax recovery of $3.1 million in the three months ended September 30, 2015. The total income tax expense in the quarter consists of a current tax expense of $4.4 million and a deferred tax recovery of $1.4 million. Income tax expense is primarily the result of profitable operations at the Marigold mine, Seabee Gold Operation and concentrate and gold sales activities in Canada.

The tax recovery of $3.1 million for the three months ended September 30, 2015, was the result of profitable operations at the Marigold mine and concentrate and gold sales activities in Canada. Offsets to the income tax expense items include a reversal of certain deferred income tax liability from December 31, 2014, as well as the reversal of a prior year tax accrual.

Other comprehensive income

During the third quarter of 2016, we recognized losses of $13.1 million on marketable securities, compared to a gain of $8.4 million in the third quarter of 2015, primarily driven by valuation movements in our investment in Pretium Resources Inc. ("Pretium").

Nine months ended September 30, 2016, compared to the nine months ended September 30, 2015

Net income for the nine months ended September 30, 2016, was $52.8 million ($0.54 per share), compared to a net loss of $57.6 million ($0.71 per share) in the same period of 2015. In the nine months ended September 30, 2015, we recognized a non-cash impairment charge of $34.5 million against the Pirquitas mine and non-cash write-down of $7.7 million of stockpiles. The following is a summary and discussion of the other significant components of income and expenses recorded during the nine months ended September 30, 2016, compared to the nine months ended September 30, 2015.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in section 12.

In the nine months ended September 30, 2016, we recognized total revenues of $363.7 million, compared to $284.7 million in the comparative period of 2015, with the increase mainly due to higher realized prices and sales from the newly acquired Seabee Gold Operation.

▪
At the Marigold mine, we recognized revenues of $179.8 million in the nine months ended September 30, 2016, from the sale of 142,700 payable ounces of gold at an average realized price of $1,258 per ounce. In the nine months ended September 30, 2015, revenues were $169.4 million from the sale of 143,430 payable ounces of gold at an average realized price of $1,181 per ounce.

▪
At the Seabee Gold Operation, we recognized revenues of $43.7 million in the period from acquisition of Claude Resources on May 31, 2016, to September 30, 2016, from the sale of 33,200 payable ounces of gold at an average realized price of $1,315 per ounce. We did not own the Seabee Gold Operation in the comparative period.

▪
At the Pirquitas mine, we recognized revenues of $140.2 million in the nine months ended September 30, 2016, higher than the $115.4 million recognized in the same period in 2015. Higher realized silver prices offset by low zinc sales were in addition to a positive valuation adjustment at the end of September 2016 in the amount of $10.8 million compared to a negative valuation adjustment of $7.0 million at the end of the comparative period of 2015. Volumes of silver sold in the nine months ended September 30, 2016, were higher than in the nine months ended September 30, 2015, (8.4 million payable ounces of silver compared to 7.8 million payable ounces of silver) as certain shipments containing 0.5 million payable ounces of silver planned for the fourth quarter of 2015 were recognized in 2016. Realized silver prices in the nine months ended September 30, 2016, averaged $17.02 per ounce, excluding the impact of period-end price adjustments, compared to $16.13 per ounce in the same period in 2015. In line with our mine plan, there were low zinc sales in the nine months ended September 30, 2016, compared to 8.6 million pounds sold in the nine months ended September 30, 2015. At September 30, 2016, sales contracts containing 3.2 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the nine months ended September 30, 2016, was $237.1 million, compared to $245.4 million in the same period of 2015. Consolidated cost of sales were lower in the current period as a significant reduction at the Pirquitas mine was partially offset by an increase at the Marigold mine and the addition of the Seabee Gold Operation.

▪
At the Marigold mine, cost of sales in the nine months ended September 30, 2016, was $127.7 million, generating income from mine operations of $52.0 million, equal to a gross margin of 28.9%. This compares to cost of sales of $119.7 million in the nine months ended September 30, 2015, generating an income from mine operations of $49.6 million and a gross margin of 29.3%. The slight decrease in the gross margin is due higher cost of sales per ounce of gold sold in the nine months ended September 30, 2016, than in the comparative period, largely due to higher capital stripping in the nine months ended September 30, 2015, shifting operating costs from cost of sales to capital expenditures, and higher depreciation charges.

▪
At the Seabee Gold Operation, cost of sales in the period from acquisition of Claude Resources on May 31, 2016 to September 30, 2016, was $38.3 million, generating income from operations of $5.3 million, equal to a gross margin of 12.5%. The margin was impacted by a significant one-time increase of bullion and other inventories to fair value upon our acquisition of Claude Resources.

▪
At the Pirquitas mine, cost of sales in the nine months ended September 30, 2016, was $71.1 million, generating income from mine operations of $69.2 million, equal to a gross margin of 49.1%. This compared to cost of sales of $125.7 million in the nine months ended September 30, 2015, generating a loss from mine operations of $10.3 million and a negative gross margin of 9.0%. The improved margin was mainly due to lower cost of inventory in the nine months ended September 30, 2016, compared to the nine months ended September 30, 2015. This cost reduction was due to lower operating costs following the significant devaluation of the Argentine peso, the elimination of export duties in February 2016 and lower depreciation following the impairment recorded in 2015. In addition, the large positive mark-to-market valuation adjustment due to higher prices at September 30, 2016, contributed significantly to the improved gross margin. The comparative period was also negatively impacted by a non-cash write-down of low grade stockpile inventory of $7.7 million.

Other operating costs

General and administrative expenses in the nine months ended September 30, 2016, of $20.7 million were higher than the $18.1 million recorded in the nine months ended September 30, 2015. Cash-settled share-based compensation expenses of $7.9 million were higher in the nine months ended September 30, 2016, compared to $4.3 million in the same period of 2015, due to relative and absolute share price performance.

Exploration and evaluation costs of $12.2 million for the nine months ended September 30, 2016, were higher than the $11.0 million for the nine months ended September 30, 2015. Expenditures in the nine months ended September 30, 2016 related to funding of the drilling and evaluation work at the Chinchillas project and the addition of the Seabee Gold Operation. In the nine months ended September 30, 2015, exploration and evaluation work was primarily performed at the Marigold and Pirquitas mines.

In the nine months ended September 30, 2016, we incurred $4.5 million of business acquisition expenses relating to the Claude Resources acquisition. There were no such expenses in the comparative period.

Non-operating items

During the nine months ended September 30, 2016, we recorded interest expense and other financing costs of $19.6 million compared to $19.1 million recorded in the nine months ended September 30, 2015. In each period, the interest expense is mainly attributable to our 2013 Notes.

We recorded foreign exchange losses for the nine months ended September 30, 2016, of $6.5 million compared to losses of $6.5 million in the nine months ended September 30, 2015. Our main foreign exchange exposures are related to net monetary assets denominated in Argentine pesos and Canadian dollars. During the nine months ended September 30, 2016, this loss resulted from the Argentine peso weakening against the U.S. dollar. The Argentine peso continued to weaken against the U.S. dollar in the nine months ended September 30, 2016, following the removal of currency controls by the new Federal Government of Argentina in December 2015. These losses were partially offset by the Canadian dollar strengthening against the U.S. dollar during the nine months ended September 30, 2016. In the comparative period of 2015, the Argentine peso devalued at a lower rate, however we had a larger Argentine peso-denominated net asset base.

Taxation

For the nine months ended September 30, 2016, we recorded an income tax expense of $9.6 million compared to an income tax expense of $4.3 million in the nine months ended September 30, 2015. The total income tax expense in the quarter consists of a current tax expense of $10.8 million and a deferred tax recovery of $1.2 million. Income tax expense is primarily the result of profitable operations at the Marigold mine, Seabee Gold Operation and concentrate and gold sales activities in Canada.

The tax expense of $4.3 million for the nine months ended September 30, 2015, was the result of profitable operations at the Marigold mine and concentrate and gold sales activities in Canada. Offsets to the income tax expense items include a reversal of certain deferred income tax liability from December 31, 2014, as well as the reversal of a prior year tax accrual.

Other comprehensive income

During the nine months ended September 30, 2016, we recognized gains of $82.2 million on marketable securities, compared to a loss of $2.8 million in the comparative period of 2015, primarily driven by valuation movements in our investment in Pretium.

7.	LIQUIDITY

At September 30, 2016, we had $277.5 million of cash and cash equivalents, an increase of $65.7 million from December 31, 2015. Our cash flows from operations were $96.6 million, while $31.2 million was invested in plant and equipment and $22.5 million was invested in capitalized stripping at the Marigold mine, which will benefit future periods. We acquired $16.9 million of cash held by Claude Resources pursuant to our acquisition and immediately after the acquisition we repaid in full Claude Resources’ credit facility of $13.7 million and our short-term loan in Argentina of $3.8 million. We also received $18.2 million from the refund of our deposit with the CRA, plus interest, as discussed below. In addition, we received $6.4 million from the exercise of stock options and $4.4 million from sales of marketable securities.

At September 30, 2016, compared to December 31, 2015, our working capital position increased by $215.4 million to $556.3 million from $340.9 million, mainly due to the appreciation in value of our marketable securities, positive cash flows from operations and Claude Resources working capital acquired. We manage our liquidity position with the objectives of ensuring sufficient funds available to meet planned operating requirements and providing support to fund strategic growth initiatives. Our cash balance at September 30, 2016, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost reduction strategy, while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

Of our cash and cash equivalents balance, $268.9 million was held in Canada and the United States. At September 30, 2016, we held $4.8 million cash in Argentina. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

On January 27, 2015, we received the NOR from the CRA in the amount of approximately C$41.4 million plus interest of C$6.6 million related to the tax treatment of the 2010 sale of shares of our subsidiary that owned and operated the Snowfield and Brucejack projects. To appeal the NOR, we were required to make a minimum payment to the CRA in an amount equal to 50% of the reassessed amount claimed by the CRA under the NOR plus interest accrued to the date of the NOR. On April 20, 2015, we filed a Notice of Objection with the CRA and, on September 15, 2015, we filed a Notice of Appeal with the Tax Court of Canada to dispute the NOR.

On August 8, 2016, we announced that we executed the minutes of settlement (the “Settlement Agreement”) with the DOJ to resolve the NOR in our favor. Pursuant to the terms of the Settlement Agreement, the CRA issued a new notice of reassessment for each of the 2010 and 2011 taxation years reversing the NOR, and refunded to us the deposit, plus accrued interest from the date of payment of the deposit. On September 7, 2016, the DOJ filed a notice of discontinuance of our appeal with the Tax Court of Canada. This dispute has now been resolved in our favor.

8.	CAPITAL RESOURCES
Our objectives when managing capital are to:

▪	safeguard our ability to continue as a going concern in order to develop and operate our current projects and pursue strategic growth initiatives; and

▪	maintain a flexible capital structure which lowers the cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and the 2013 Notes. In order to facilitate the management of capital requirements, we prepare annual expenditure budgets and continuously monitor and review actual and forecasted cash flows. The annual and updated budgets are monitored and approved by our Board of Directors.
To maintain or adjust our capital structure, we may, from time to time, issue new shares, issue new debt, repay debt or dispose of non-core assets. On May 31, 2016, we issued 37,393,924 common shares to acquire Claude Resources, which maintained our strong liquidity position and positions us to enhance value from our assets and pursue further growth opportunities. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.
As of September 30, 2016, we were in compliance with the financial covenants under our $75 million senior secured revolving credit facility and had utilized $7.6 million of the facility to support letters of credit.

As at September 30, 2016, we had 119,348,929 common shares and 3,470,107 stock options outstanding which are exercisable into common shares at exercise prices ranging between C$1.78 and C$28.78 per share.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at November 8, 2016, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	119,401,795
Stock options	3,417,241	1.78 - 28.78	0.15 - 6.40
Fully diluted	122,819,036

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.
We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives.
The risks associated with our financial instruments, and the policies on how we mitigate those risks, are set out below. This is not intended to be a comprehensive discussion of all risks.
a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)   Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver. These prices are affected by numerous factors that are outside of our control, such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these metals;
▪speculative activities;
▪the availability and costs of metal substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of gold or silver as part of our overall corporate strategy.
We hedge a portion of our diesel consumption at the Marigold mine with the objective of securing future costs during this period of lower prices. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices, which are generally fixed at time of purchase, not during period of use.
There has been no significant change in our objectives and policies for managing this risk and no significant change in our exposure to this risk during the nine months ended September 30, 2016.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact comprehensive income.
We monitor and manage this risk with the objective of ensuring our group-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed. As at September 30, 2016, we have not entered into any derivatives to mitigate this risk.

There has been no significant change in our objectives and policies for managing this risk, however the closing of our acquisition of the Seabee Gold Operation in the second quarter of 2016 has materially increased our exposure to Canadian dollar operating and capital costs. The refund of the deposit by the CRA during the third quarter of 2016 eliminated a significant Canadian-dollar denominated asset decreasing our currency exposure.
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on our cash and cash equivalents and our Argentine peso-denominated loan facility in Argentina, because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. Our 2013 Notes have fixed interest rates and are not exposed to fluctuations in interest rates; a change in interest rates would impact the fair value of the instruments, but because we record our 2013 Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.
There has been no significant change in our objectives and policies for managing this risk and other than repaying the Argentine peso-denominated loan facility, no significant change in our exposure to this risk during the nine months ended September 30, 2016.
b)Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:
Credit risk related to financial institutions and cash deposits Under our investment policy, investments are made only in highly rated financial institutions, and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.
Credit risk related to trade receivables We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.
Credit risk related to other financial assets All other receivable balances are expected to be collectible in full due to the nature of the counterparties and/or a previous history of collectability.
We also have credit risk through our significant VAT receivables balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full; however, due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.
c)Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
A detailed discussion of our liquidity position as at September 30, 2016, is included in section 7.

10.	OTHER RISKS AND UNCERTAINTIES

We are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position.

For a comprehensive list of the risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

The following are additional risks from those disclosed in our Annual Information Form resulting from the acquisition of Claude Resources which closed on May 31, 2016:

Failure to effectively manage our tailings facilities at the Seabee Gold Operation could negatively impact production

Managing the tailings produced at the Seabee Gold Operation is integral to gold production. The Seabee Gold Operation’s tailings management facilities have the capacity to store tailings from milling ore from the Seabee mill until approximately 2020. We are currently in the process of planning tailings capacity expansion beyond 2020. This will support the extension of the Seabee Gold Operation’s mine life and provide additional tailings capacity to process ore from the Santoy mine complex. If we do not receive regulatory approval for new or expanded tailings facilities, gold production could be constrained.

Extreme weather conditions may adversely impact production and profitability at the Seabee Gold Operation

Extreme weather events (such as increased frequency or intensity of rain, increased snow pack or warmer winter) may adversely affect access to and disrupt operations at our Seabee Gold Operation. Where appropriate, we have developed emergency plans at our Seabee Gold Operation for managing extreme weather conditions; however, extended disruptions to supply lines could result in interruption to production, which may adversely affect our business and financial condition.

Our facilities at the Seabee Gold Operation depend on regular supplies of consumables (including diesel, tires, sodium cyanide and reagents) to operate efficiently. In the event that the effects of extreme weather events cause prolonged disruption to the delivery of essential commodities or affect the prices of these commodities, our production efficiency at the Seabee Gold Operation may be reduced.

Although we make efforts to mitigate these risks by ensuring that extreme weather conditions are included in emergency response plans at our Seabee Gold Operation as required, there can be no assurance that these efforts will be effective and that these risks will not have an adverse effect on our Seabee Gold Operation and therefore profitability.

11.	RELATED PARTY TRANSACTIONS

We did not enter into any related party transactions other than normal course compensation arrangements with senior management and our Board of Directors during the nine months ended September 30, 2016.

12.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Additional GAAP measures are line items, headings or subtotals that are relevant to an understanding of the financial statements but are not mandated by IFRS.

Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold

We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim statements of income (loss) to cash costs and AISC per payable ounce of precious metals sold for the three month periods indicated below:

	Q3	Q2	Q1	Q4	Q3
	2016	2016	2016	2015	2015
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	39,675	41,556	46,515	60,034	36,548
Add: Treatment and refining costs	59	21	61	54	39
Less: By-product revenue	(14)	(9)	(9)	(8)	(13)
Less: Depreciation, depletion and amortization	(9,747)	(10,321)	(11,687)	(14,513)	(8,192)
Cash costs	29,973	31,247	34,880	45,567	28,382
Sustaining capital expenditure	8,310	9,660	3,233	3,641	8,931
Exploration and evaluation costs (sustaining)	1,145	1,597	1,102	731	1,944
Reclamation cost	433	535	158	157	156
Capitalized stripping costs	13,787	7,231	1,435	—	—
AISC	53,648	50,270	40,808	50,096	39,413

Seabee Gold Operation (1)
Cost of sales (B)	25,088	13,221	—	—	—
Add: Treatment and refining costs	30	6	—	—	—
Less: By-product revenue	—	(28)	—	—	—
Less: Adjustment for fair value at acquisition	(2,283)	(5,708)	—	—	—
Less: Depreciation, depletion and amortization	(8,365)	—	—	—	—
Cash costs	14,470	7,491	—	—	—
Sustaining capital expenditure	2,674	1,140	—	—	—
Exploration and evaluation costs (sustaining)	1,206	117	—	—	—
Reclamation cost	48	16	—	—	—
AISC	18,398	8,764	—	—	—

Pirquitas mine
Cost of sales (C)	19,428	19,936	31,700	51,043	48,039
Add: Treatment and refining costs	5,355	4,454	5,555	3,181	4,633
Less: By-product revenue	—	(503)	—	(186)	(1,206)
Less: Inventory NRV write-down	—	—	—	(19,922)	(7,716)
Less: Restructuring costs	—	—	—	(4,654)	—
Less: Depreciation, depletion and amortization	(855)	(2,070)	(8,165)	(8,022)	(11,610)
Less: Export duties on silver concentrate	—	—	(1,497)	(1,444)	(2,995)
Cash costs	23,928	21,817	27,593	19,996	29,145
Sustaining capital expenditure	3,164	2,136	1,578	2,305	2,500
Exploration and evaluation costs (sustaining)	—	—	—	234	1,124
Reclamation cost	743	725	707	770	770
AISC	27,835	24,678	29,878	23,305	33,539

Cost of sales, per consolidated statement of income (loss) (A+B+C)	84,191	74,713	78,215	111,077	84,587

AISC (total for all mines)	99,881	83,712	70,686	73,401	72,952
General and administrative costs	4,061	12,466	4,361	4,274	5,700
Consolidated AISC	103,942	96,178	75,047	77,675	78,652

	Q3	Q2	Q1	Q4	Q3
	2016	2016	2016	2015	2015
	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	47,100	47,100	48,500	62,685	39,500
Cash costs per gold ounce sold ($/oz)	636	663	719	727	719
AISC per gold ounce sold ($/oz)	1,139	1,067	841	799	998

Seabee Gold Operation (1)
Payable ounces of gold sold (oz)	21,900	11,300	—	—	—
Cash costs per gold ounce sold ($/oz)	661	663	—	—	—
AISC per gold ounce sold ($/oz)	840	776	—	—	—

Pirquitas mine
Payable ounces of silver sold (oz)	2,820,419	2,460,205	3,089,476	1,823,970	2,644,933
Cash costs per silver ounce sold ($/oz)	8.48	8.87	8.93	10.96	11.02
AISC per silver ounce sold ($/oz)	9.87	10.03	9.67	12.78	12.68

Realized gold price ($/oz)	1,331	1,263	1,189	1,084	1,110
Realized silver price ($/oz)	19.64	16.52	14.94	15.00	14.97

Precious metals equivalency
Equivalent payable gold ounces sold (2)	110,618	90,579	87,320	87,924	75,171
Cash costs per equivalent gold ounce sold ($/oz)	618	669	715	746	765
Consolidated AISC per equivalent gold ounce sold ($/oz)	940	1,062	859	883	1,046

(1) The data presented for the Seabee Gold Operation is for the period from May 31, 2016, to September 30, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources.
(2) Gold equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. We have not included zinc as it is considered a by-product.

Non-GAAP financial measures - realized metal prices

Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.

Non-GAAP financial measures - adjusted net income (loss)

We have included the non-GAAP financial performance measures of adjusted income (loss) before tax, adjusted income tax (expense), adjusted net income (loss) and adjusted basic earnings (loss) per share. Adjusted net income (loss) excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties, impairment charges, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income (loss) to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income (loss) to the consolidated financial statements:

	Three months ended September 30
	2016	2015
	$000s	$000s

Net income before tax per consolidated statement of income	40,999	(62,556)
Adjusted for:
Business acquisition costs	601	—
Non-cash finance income and expense	3,932	3,705
Non-recurring disposals of fixed assets	—	1,457
Write-down of inventory to NRV	—	7,716
Gain on sale of mineral properties	(261)	—
Impairment charges	—	34,490
Non-cash foreign exchange loss	365	3,128
Other items	(468)	216
Adjusted income before tax	45,168	(11,844)

Income tax expense per consolidated statement of income	(2,957)	3,140

Adjusted for:
Change in prior period estimates	(2,377)	47
Other items	(2,620)	(1,470)
Adjusted income tax expense	(7,954)	1,717

Adjusted net income (loss)	37,214	(10,127)

Weighted average shares outstanding (000's), per consolidated statement of income	119,163	80,754

Adjusted basic income (loss) per share ($)	0.31	(0.13)

	Nine months ended September 30
	2016	2015
	$000s	$000s

Net income before tax per consolidated statement of income	62,379	(53,304)
Adjusted for:
Business acquisition costs	4,529	—
Non-cash finance income and expense	11,597	10,373
Non-recurring disposals of fixed assets	—	1,457
Write-down of inventory to NRV	—	7,716
Gain on sale of mineral properties	(261)	—
Impairment charges	—	34,490
Non-cash foreign exchange loss	2,730	5,468
Other items	3,022	837
Adjusted income before tax	83,996	7,037

Income tax expense per consolidated statement of income	(9,554)	(4,276)

Adjusted for:
Change in prior period estimates	(2,377)	(3,713)
Other items	(2,660)	(4,939)
Adjusted income tax expense	(14,591)	(12,928)

Adjusted net income	69,405	(5,891)

Weighted average shares outstanding (000's), per consolidated statement of income	97,851	80,754

Adjusted basic income per share ($)	0.71	(0.07)

Additional GAAP financial measures - income (loss) from mine operations

Income (loss) from mine operations represents the amount of revenues less mining and processing expenses, export duties, royalties, and depreciation and depletion expense. It also includes non-cash adjustments to inventories and restructuring provision, where applicable.

Additional GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Additional GAAP financial measures - operating income (loss)

Operating income (loss) represents the income from mine operations less operating costs, such as general and administrative expenses, exploration and evaluation costs and impairment charges. This measure excludes foreign exchange, interest and other non-operating costs.

13.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies
Our condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the IASB applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The comparative information has also been prepared on this basis.

The accounting policies applied in the preparation of our condensed consolidated interim financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2015.
On April 1, 2015, we adopted all of the requirements of IFRS 9, Financial Instruments: Recognition and Measurement. The 2015 balances shown in the condensed consolidated interim statements of changes in shareholders' equity reflect this change.
Following our acquisition of Claude Resources on May 31, 2016, we have applied the following new accounting policies that were not previously applicable to our business. All other accounting policies applied in the preparation of our condensed interim consolidated financial statements are consistent with those applied and disclosed in our audited consolidated financial statements for the year ended December 31, 2015.

(i)	Underground mineral properties
At our underground mining operation, we incur development costs to build new shafts, drifts and ramps that enable us to access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.
Capitalized underground development costs incurred to enable access to specific areas of the underground mine, and which only provide an economic benefit over the period of mining that area, are depreciated on a units-of-production basis, whereby the denominator is estimated recoverable ounces of gold in Proven and Probable Mineral Reserves in the related areas.

(ii)	Property, plant and equipment
The valuation attributed to estimated Mineral Resources conversion from the acquisition of Claude Resources is considered to be a mineral property not yet subject to depreciation. As these Mineral Resources are converted into Mineral Reserves, the asset is subject to depreciation over the recoverable ounces corresponding to the specific area of the mine plan. Exploration potential is recognized as an exploration and evaluation asset.

(iii)	Goodwill
Business acquisitions are accounted for using the acquisition method whereby acquired assets and liabilities are recorded at fair value as of the date of acquisition with the excess of the acquisition amount over such fair value being recorded as goodwill and allocated to cash generating units ("CGUs"). CGUs are the smallest identifiable group of assets, liabilities and associated goodwill that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Each individual mining interest that is an operating mine is typically a CGU.
Goodwill arises principally because of the following factors: (1) the going concern value of our capacity to sustain and grow by replacing and augmenting Mineral Reserves through new discoveries; (2) the ability to capture buyer-specific synergies arising upon a transaction; and (3) the requirement to record a deferred tax liability for the difference between the assigned values and the tax bases of the assets acquired and liabilities assumed in a business combination.
Goodwill is not amortized; instead it is tested annually for impairment. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time.
Critical Accounting Estimates and Judgments
The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances, having regard to previous experience, but actual results may differ materially from the amounts included in the financial statements. The critical judgments and estimates applied in the preparation of the unaudited condensed consolidated interim financial statements for the nine months ended September 30, 2016 are consistent with those applied and disclosed in note 2(u) to our audited consolidated financial statements for the year ended December 31, 2015 other than those which related to the acquisition of Claude Resources, as discussed below.

(i)	Business combination: Acquisition of Claude Resources
Judgment is required to determine whether we acquired a business under the definition of IFRS 3, Business combinations ("IFRS 3"), and also the acquisition date when we obtained control over the acquiree, which was the date that consideration is transferred and when we assumed the assets and liabilities of the acquiree.

Business combinations are accounted for using the acquisition method whereby identifiable assets acquired and liabilities assumed, including contingent liabilities, are recorded at their fair values at the date of acquisition. The valuation of certain assets and liabilities requires significant management estimates and judgment. Property, plant and equipment requires judgment over the appropriate fair value methodology to appraise the assets and various assumptions around estimated useful lives and current replacement costs. The mineral property assets valuations are based upon estimates of Mineral Reserves and Mineral Resources used in the life of mine plan, as well as estimates of future metal prices, production, costs, and economic assumptions around inflation rates and discount rates. The exploration and evaluation assets valuations are based upon estimates of future Mineral Resource discovery. The inventory valuation requires estimates of costs to convert inventory into saleable form. The reclamation provision requires an estimate of the timing of future cash flows and economic assumptions around inflation and discount rates.

(ii)	Functional currency
The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which the subsidiary operates may not be clear. We have determined that the functional currency of Claude Resources is the U.S. dollar, as it is the currency in which Claude Resources primarily generates cash.

14.	FUTURE ACCOUNTING CHANGES

The below new standards have been issued but are not yet effective:

Revenue from contracts with customers
The IASB has replaced IAS 18, Revenue in its entirety with IFRS 15, Revenue from Contracts with Customers (“IFRS 15”), which is intended to establish a new control-based revenue recognition model and change the basis for deciding whether revenue is to be recognized over time or at a point in time. IFRS 15 is effective for annual periods commencing on or after January 1, 2018. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

Leases
The IASB has replaced IAS 17, Leases in its entirety with IFRS 16, Leases (“IFRS 16”), which will require lessees to recognize nearly all leases on the balance sheet to reflect their right to use an asset for a period of time and the associated liability to pay rentals. IFRS 16 is effective for annual periods commencing on or after January 1, 2019. We are currently evaluating the impact the standard is expected to have on our consolidated financial statements.

There are no other IFRS or International Financial Reporting Interpretations Committee interpretations that are not yet effective that would be expected to have a material impact on our consolidated financial statements.

15.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no changes in our internal control over financial reporting or disclosure controls and procedures during the three months ended September 30, 2016, that have materially affected, or are reasonably likely to affect, our internal control over financial reporting.

The scope of our internal control over financial reporting or disclosure controls and procedures for the period covered by this report excludes the Seabee Gold Operation. We completed the acquisition of the Seabee Gold Operation on May 31, 2016, and proceeded to integrate the operations and administration of the acquired operation immediately thereafter. Although the Seabee Gold Operation is currently subject to similar controls as our other operations for the consolidation and financial reporting of period-end results, we will formally expand our internal control over financial reporting or disclosure controls and procedures to include the Seabee Gold Operation in the second quarter of 2017. The Seabee Gold Operation represents $333.0 million of net assets (36%), $29.2 million of consolidated revenues (20% and 8% for the three and nine months ended September 30, 2016, respectively), and $0.3 million and $3.2 million of net earnings as at and for the three and nine months ended September 30, 2016, respectively.

16.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVES AND MINERAL RESOURCES ESTIMATES

This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.

Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; future costs of inventory, and cash costs, total costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; the timing of cessation of San Miguel open pit mining activities and stockpile processing at the Pirquitas mine; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the anticipated benefits from the acquisition of Claude Resources; expected timing to complete engineering studies at the Chinchillas project and make a decision about whether to move forward with the project; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; timing of production and the cash costs and total costs of production at the Marigold mine, the Seabee Gold Operation and the Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the expected benefits of the new leach pad at the Marigold mine; the timing for discontinuing zinc data; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; our ability to expand Mineral Resources and convert Mineral Resources into Mineral Reserves; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, the Pirquitas mine and our projects; our ability to replace Mineral Reserves; our ability to successfully integrate the acquisition of Claude Resources; subject to exercising our election to proceed, our ability to complete and successfully integrate Golden Arrow’s Chinchillas project, on a joint venture basis, into our current operations; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; potential export duty and related interest on past production and sales of silver concentrate from the Pirquitas mine; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine, including the expected closure of the Pirquitas mine in 2017, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and changes to the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; shortage or poor quality of equipment or supplies; an event of default under our 2013 Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors' involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading "Risk Factors" in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, and our ability to continue operating the Marigold mine, the Seabee Gold Operation and the Pirquitas mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Qualified Persons

The scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical data contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Gordon Reed, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Reed is our General Manager at the Seabee Gold Operation and Mr. Edmunds is our Chief Geologist, Exploration. The scientific and technical information contained in this MD&A relating to the Pirquitas mine has been reviewed and approved by Bruce Butcher, P.Eng., and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning.

Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.

In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.